To the Board of Directors and Stockholders of Guaranty Bancshares Holding Corporation
    Morgan City, Louisiana


    We consent to the inclusion of our report dated January 13, 1995, with respect to the consolidated balance sheets as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years ended December 31, 19 1993,and 1992, which report appears in the 1994 Annual Report of Guarant Bancshares Holding Corporation.





    Darnall, Sikes, Kolder, Frederick & Rainey



    Lafayette, Louisiana
    March 17, 1995